Exhibit 4.21

RESTRICTED ADS UNIT AWARD AGREEMENT
UNDER THE STEALTH BIOTHERAPEUTICS CORP
2020 ADS INCENTIVE PLAN

Name of Grantee:

No. of Restricted ADS Units:

Grant Date:

Pursuant to the Stealth BioTherapeutics Corp 2020 ADS Incentive Plan, as it may have been amended from time to time through the date hereof (the “Plan”), Stealth BioTherapeutics Corp (the “Company”) hereby grants an award of the number of Restricted ADS Units listed above (an “Award”) to the Grantee named above. Each Restricted ADS Unit represents the right to receive one fully paid American Depositary Share (an “ADS”), each representing 12 ordinary shares, of nominal or par value of $0.0003 of the Company, upon the vesting of the Restricted ADS Unit, subject to the terms and conditions set forth herein.

1. Vesting of Restricted ADS Units. The Restricted ADS Units shall vest on the Vesting Dates specified in the following schedule so long as the Grantee remains an Eligible Participant (as defined below) of the Company or a subsidiary of the Company on such Vesting Dates. Upon vesting of the Restricted ADS Units, the Company will issue for each Restricted ADS Unit that becomes vested, one ADS, in accordance with Paragraph 3 of this Agreement.

Vesting Date	Incremental Number of ADSs Vested

The Board may at any time accelerate the vesting schedule specified in this Paragraph 1.

2.    Forfeiture of Unvested Restricted ADS Units Upon Cessation of Services. In the event that the Grantee ceases to be an Eligible Participant for any reason or no reason, with or without cause, prior to the satisfaction of the vesting conditions set forth in Paragraph 1 above, any Restricted ADS Units that have not vested as of such date shall automatically and without notice terminate and be forfeited without the payment of any consideration to the Grantee, and neither the Grantee nor any of his or her successors, heirs, assigns, or personal representatives will thereafter have any further rights or interests in such unvested Restricted ADS Units. The Grantee shall be an “Eligible Participant” if he or she is an employee, director or officer of, or consultant or advisor to, the Company or any other entity the employees, officers, directors, consultants or advisors of which are eligible to receive awards of Restricted ADS Units under the Plan.

3.    Issuance of ADSs. As soon as practicable following each Vesting Date (but in no event later than 60 days following such date), the Company shall issue to the Grantee the number of fully paid ADSs equal to the aggregate number of Restricted ADS Units that have vested pursuant to Paragraph 1 of this Agreement on such date, subject to the payment of any withholding taxes pursuant to Paragraph 5 of this Agreement, and the Grantee shall thereafter have all the rights of a shareholder of the Company with respect to such shares.

4.    Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Board set forth in Section 3(a) of the Plan. Capitalized terms in this Agreement shall have the meaning specified in the Plan, unless a different meaning is specified herein.

5.    Tax Withholding.

(a)    The Grantee acknowledges that he or she is responsible for obtaining the advice of the Grantee’s own tax advisors with respect to the award of Restricted ADS Units and the Grantee is relying solely on such advisors and not on any statements or representations of the Company or any of its agents with respect to the tax consequences relating to the Restricted ADS Units. The Grantee understands that the Grantee (and not the Company) shall be responsible for the Grantee’s tax liability that may arise in connection with the acquisition, vesting and/or disposition of the Restricted ADS Units. The Grantee acknowledges that no election under Section 83(b) of the Code, is available with respect to Restricted ADS Units.

(b)    The Grantee acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Grantee any federal, state, local or other taxes of any kind required by law to be withheld with respect to the vesting of the Restricted ADS Units. At such time as the Grantee is not aware of any material nonpublic information about the Company or the ADSs, the Grantee shall execute the instructions set forth in in Exhibit A attached hereto (the “Durable Automatic Sale Instructions”) as the means of satisfying such tax obligation. If the Grantee does not execute the Durable Automatic Sale Instructions prior to an applicable vesting date, then the Grantee agrees that if under applicable law the Grantee will owe taxes at such vesting date on the portion of the Award then vested, the Company shall be entitled to immediate payment from the Grantee of the amount of any tax required to be withheld by the Company. The Company shall not issue any ADSs to the Grantee until it is satisfied that all required withholdings have been made.

6.    Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A of the Code as “short-term deferrals” as described in Section 409A of the Code.

7.    No Right to Continued Service. The Grantee acknowledges and agrees that, notwithstanding the fact that the vesting of the Restricted ADS Units is contingent upon his or her continued service to the Company, this Agreement does not constitute an express or implied promise of a continued service relationship or confer upon the Grantee any rights with respect to a continued service relationship by the Company.

8.    Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any ADSs issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until both (i) the Restricted ADS Units have vested as provided in Paragraph 1 of this Agreement and (ii) the ADSs have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

9.    Integration. The grant of this Award satisfies in full all commitments that the Company has to the Grantee with respect to the issuance of shares, share options or other equity securities.

10.    Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.

11.    Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

12.Grantee’s Acknowledgements.  The Grantee acknowledges that he or she:  (i) has read this Agreement; (ii) has been represented in the preparation, negotiation and execution of this Agreement by legal counsel of the Grantee’s own choice or has voluntarily declined to seek such counsel; (iii) understands the terms and consequences of this Agreement; (iv) is fully aware of the legal and binding effect of this Agreement; and (v) agrees that in accepting this award, he or she will be bound by any clawback policy that the Company may adopt in the future.

STEALTH BIOTHERAPEUTICS CORP

By:___________________________

Name: Irene P. McCarthy

Title: Director and Chief Executive Officer

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Grantee’s name and address:

Exhibit A

Durable Automatic Sale Instruction

This Durable Automatic Sale Instruction is being delivered to Stealth BioTherapeutics Corp (the “Company”) by the undersigned on the date set forth below.

I hereby acknowledge that the Company has granted, or may in the future from time to time grant, to me Restricted ADS Units under the Company’s long-term equity incentive plans as in effect from time to time.

I acknowledge that upon the vesting dates applicable to any such Restricted ADS Units, I will have compensation income equal to the fair market value of the Company’s American Depositary Shares (“ADSs”), each representing 12 ordinary shares, of nominal or par value of $0.0003 of the Company (the “Ordinary Shares”), subject to the Restricted ADS Units that vest on such date and that the Company is required to withhold all applicable income and employment taxes based on minimum statutory withholding rates for all tax purposes, including payroll and social security taxes (the “Tax Withholding Obligations”) in respect of that compensation income on the applicable vesting date.

I desire to establish a process to satisfy such Tax Withholding Obligations in respect of all Restricted ADS Units that have been, or may in the future be, granted by the Company to me through an automatic sale of a portion of the ADSs that would otherwise be issued to me on each applicable vesting date, such portion to be in an amount sufficient to satisfy the Tax Withholding Obligations, with the proceeds of such sale to be delivered to the Company in satisfaction of such Tax Withholding Obligations.

I understand that the Company has arranged for the administration and execution of its long-term equity incentive plans and the sale of securities by plan participants thereunder pursuant to an Internet-based platform administered by a third party (the “Agent”) and the Agent’s designated brokerage partner.

Upon any vesting of my Restricted ADS Units from and after the date of this Durable Automatic Sale Instruction, I hereby instruct and authorize the Company to arrange for the Agent (or its designated brokerage partner) to automatically sell on my behalf that number of ADSs representing the whole number of ADSs issuable with respect to my Restricted ADS Units that vest to generate cash proceeds sufficient to satisfy the Tax Withholding Obligations and the Company shall receive such net proceeds in satisfaction of such Tax Withholding Obligations. Such ADSs will be sold on the day the Tax Withholding Obligations arises (e.g., a Vesting Date)

or as soon thereafter as practicable. I agree and acknowledge that I shall be responsible for all brokerage fees and other costs of sale, and I agree to indemnify and hold the Company harmless from any losses, costs, damages or expenses relating to any such sale.

I acknowledge that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy the Grantee’s Tax Withholding Obligation. Accordingly, I agree to pay to the Company as soon as practicable, including through additional payroll withholding, any amount of the Tax Withholding Obligation that is not satisfied by the sale of any ADSs representing Ordinary Shares described above.

I acknowledge that these Durable Automatic Sale Instruction is intended to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Securities Exchange Act of 1934, as amended, and to be interpreted to comply with the requirements of Rule 10b5-1(c), and that I am not aware of any material, nonpublic information with respect to the Company as of the date listed below.

Print Name:
Date: